

Executive Summary

Following better-than-expected first quarter 2019 results, U.S. real GDP growth of +2.0 percent in the second quarter once again surprised to the upside. However, measures of trade and economic policy uncertainty have both spiked since the May 2019 breakdown in U.S.-China trade talks, which, in combination with the global industrial downturn, is taking a toll on U.S. business confidence and capital investment. With business investment under pressure and fiscal stimulus expected to ebb in 2020, the growth of the economy is increasingly reliant on consumer spending. Appreciation of the S&P 500 Index year to date has been driven almost entirely by price-to-earnings multiple expansion, as earnings are projected to increase +2.1 percent against a difficult year-over-year comparison. Global monetary easing should sustain equity valuations through lower interest rates and higher liquidity. Regardless of sector, growth stocks with attractive dividend yields remain appealing as investors increasingly seek out stocks to generate income given the plunge in interest rates and Fed accommodation. This quarter's special topic is health care, which has emerged as perhaps the single most important battleground issue in the upcoming U.S. presidential election. Despite favorable demographic underpinnings for U.S. health care demand, unprecedented uncertainty over the future of the American health care system presents challenges for near-term investment prospects.

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Barron's ranked Sit Mutual Funds a top mutual fund family for 2018! See the rankings here.

To learn more about our funds, please visit our website at www.sitfunds.com or reach out to one of us.

Keith McFadyen
630-235-0065
krm@sitinvest.com

Conner Murnighan
312-550-5809
fcm@sitinvest.com

General Disclosure

Investments are subject to risks, including the possible loss of principal. Past performance is not indicative of future performance. Carefully consider the Fund's investment objectives, risks, charges and expenses before investing. The Fund's prospectus contains this and other important Fund information and may be obtained at www.sitfunds.com or by calling 1-800-332-5580.

Barron's/Lipper

Barron's 2018 Annual Fund Family Ranking is based on 57 qualifying actively managed U.S. fund families. Rankings are asset-weighted and based on relative one-year performance, before fees and sales loads, across a range of categories. Source: "Barron's Fund Family Ranking: How the Best Active Managers Performed", March 8, 2019.